SIDERURGICA VENEZOLANA "SIVENSA", S.A.

[redacted]

Caracas, February 13, 2008

08000972

COMMISION FILE

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
MAR 0 3 2008
THOMSON
FINANCIAL

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

SUPPL

The enclosed document is being furnished by Sivensa pursuant to its exemption from Section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of the sole page of document enclosed herewith.

Very Truly Yours,

Víctor Vera
Alternate Judicial Representative

Av. Venezuela, Torre América, piso 11, Bello Monte, Cod. Postal 1050, Apartado 4693,
Tlf: (0212) 707.62.00 (Master), Fax: (0212) 707.63.52
Caracas – Venezuela

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Phone: 58-212-707.62.80
Telefax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com

FOR IMMEDIATE DISTRIBUTION:

SIVENSA REPORTS RESULTS FOR THE FIRST QUARTER OF THE FISCAL YEAR

CARACAS, JANUARY 30, 2008... Siderúrgica Venezolana "SIVENSA" S.A. reported consolidated sales during the first quarter of fiscal year 2008, ended on December 31, 2007, for US$ 195 million, 2% higher than the sales recorded in the same quarter of the preceding fiscal year. The operating profit was US$ 39.3 million, compared to the US$ 20.7 million operating profit for the term October-December 2006. The net profit attributable to Sivensa's shareholders was US$ 16.5 million, compared to the net profit of US$ 3.7 million recorded in the same period of the preceding fiscal year.

Compared with the same quarter of last year, operating margins were negatively affected by the impact of local inflation and a tax of 1.5% on financial transactions, in force since November 1st 2007. The operating profit in the first quarter of the current year was US$ 18.5 million higher than the comparable quarter of last year, as a result of the benefits from securities trading.

INTERNATIONAL MARKET

During the term October-December 2007, international prices of long steel products showed a raising trend due to high international demand, increased cost of raw materials, and the tax on Chinese steel exports in force since July 2007.

The average FOB sales price of IBH's briquettes at the Port of Palúa was US$ 287.09/MT, compared to US$ 206.64/MT for the same term in fiscal year 2006 (October-December 2006), and to US$ 276.51/MT[1] in the immediately preceding quarter (July-September 2007). This increase was due to high international demand for metallics by steel mills, higher consumption of scrap from the CIS (ex-Soviet block) and also by limited availability of pig iron, high quality scrap and Hot Briquetted Iron in the international markets.

ANALYSIS PER BUSINESS SECTORS

Steel Sector

Sidetur's sales during the quarter October-December 2007 were for US$ 117 million, 8% higher than those recorded in the same term of the preceding fiscal year. This

[1] The computation of these averages does not include byproducts.

improvement was due to the impact of the international economy on the prices of certain long steel products, as well as the sustained domestic activity in the construction, infrastructure and manufacturing sectors.

Sidetur continues with its investment program for the expansion of installed capacity, technological upgrade, environmental protection, and efficiency improvements of its mill facilities, electro-welding manufacturing plant and the scrap collection centers. Works will be completed by the end of 2008 and US$ 43 million will be invested by September this year.

Pre-reduced Iron Sector

Subsidiary IBH recorded sales for US$ 134 million during the term October-December 2007, which are compared to sales for US$ 111 million recorded for the same quarter of the preceding year. The combined production of the Venprecar and Orinoco Iron plants was 350,000 MT, 32% lower than the production for the same quarter of fiscal year 2006. The reduction was mainly due to insufficient supply of iron ore for the manufacturing facilities.

In order to cover the local deficit of iron ore pellets supply, CVG Ferrominera Orinoco, the only domestic iron ore supplier, has been trying to import pellets for Venezuelan briquette-producing companies. It is important to highlight that until the expected local production target of iron ore pellets is not reached, or alternatively, imports of this raw material become available to local producers, Venprecar's plant production will remain at approximately one-half its installed capacity.

<u>DIVIDEND PAYMENT</u>

At the shareholders' meeting held on November 30, 2007, the shareholders of Sivensa approved a dividend distribution consisting of i) Bs. F. 0.9[2] per share (cash portion) and ii) a unit conferring rights on bonds issued by the Bolivarian Republic of Venezuela, denominated in US dollars and deposited in a foreign trust, equivalent to a fixed value of US$ 1.25 per share, or to Bs. F. 2.69[3] ("in kind" portion). Although the payment of those dividends was scheduled for December 14, the only portion effectively paid was the cash dividend, due to the resolution by the National Securities Commission, issued on December 6, to suspend the payment of this dividend in order to clarify certain aspects

[2] Bs. 900 as of the Shareholders' meeting date.
[3] Bs. 2,687.5 as of the Shareholders' meeting date.

related to it. On December 7 Sivensa submitted the information requested by the Commission and is expecting a decision on that matter.

Shareholders on record at December 10, 2007 are the beneficiaries of the "in kind" dividend. Therefore, since that date Sivensa's shares trade without any dividend attached.

<u>SOCIAL RESPONSIBILITY</u>

The Center for Applied Knowledge, Fundametal, continued spreading its educating effort among the youths of Valencia, Caracas and Puerto Ordaz. During the analyzed period, there was a 24% increase in the number of participants enrolled in the Apprentice and Accelerated Training Programs, which reached 1,176 youths. Through these programs, the teenagers acquire technical or commercial skills that enable them to join the work force. This increase in the number of participants is the result of a higher response to the companies' demand for workers education and training, and to the opening of new electronic, instrumentation, electricity and pneumatics workshops at the premises in Puerto Ordaz, which counted with the endowment from the European Union.

The companies of subsidiary IBH, in their long-term commitment to the indigenous communities of Urimán and Kamarata, located in zones of difficult access in the Gran Sabana, continued making their contribution to the tele-medicine module by paying the rights to use the satellite link, data transmission and antenna, and by donating an electrocardiograph and a microscope for the laboratory.

Subsidiary Sidetur, by founding *Los Condominios*, started in Carapita, Antimano Parish, the project "*Innovar los Barrios*" for the purpose of improving informal housing zones. With the participation of 32 neighbors, who are members of the parish's community councils, there began a study of the methods recommended for creating condominiums, and information and training workshops were provided regarding savings and credit systems, access routes, and the services required in the sectors that are to be improved.

Siderúrgica Venezolana SIVENSA S.A. is a Venezuelan corporation comprising two business units: Sidetur, engaged mainly in the manufacture of steel products for the construction, manufacturing and infrastructure industries, and International Briquettes Holding, IBH, whose plants Venprecar and Orinoco Iron produce reduced iron briquettes to be used as high-quality raw material in the steel industry. Sivensa's labor force at December 31, 2007 was of 2,886 workers.

SIDERURGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2007 AND 2006
(Thousans of US dollars)

	2007	2006
Assets		
Current Assets		
Cash and Cash equivalents	91,392	98,016
Restricted funds in a trust	64,728	-
Trading securities	-	1,400
Acounts Receivable		
Commercial and other	178,374	175,979
Relates companies	48	158
Advances to suppliers	17,769	16,471
Inventories	114,852	116,510
Prepaid expenses and other current assets	12,034	10,827
Total current assets	479,197	419,361
Revalued property, plant and equipment, net	1,445,228	1,347,360
Investments available for sale	11,907	99,744
Related Companies	161	161
Deferred taxes	16,776	15,179
Deferred charges and other non-current assets	7,012	5,365
Total assets	1,960,281	1,887,170
Liabilities and shareholders' equity		
Current Liabilities		
Short-term bank loans	25,702	5,993
Current portion of long term bank loans	3,750	2,697
Accounts payable:		
Suppliers	78,273	112,261
Related companies	33,450	84,735
Advances from suppliers	2,052	13,701
Profit sharing, vacations and other personnel accruals	13,074	12,428
Taxes	5,938	1,788
Payable dividend	65,885	-
Other current liabilities	15,263	17,303
Total current liabilities	243,387	250,906
Long-term loans	370,932	367,266
Payable bonds	93,815	97,078
Related companies	-	10,779
Long-term suppliers	-	3,390
Accruals for employees termination benefits, net of advances and loans to employees	16,826	14,760
Other long-term liabilities and accruals	67,222	51,631
Deferred taxes	223,544	211,729
Total Liabilities	1,015,726	1,007,539
Capital Stock	312,050	311,121
Surplus (deficit) of the par value of shares	8,222	8,222
Net effect of the merger of subsidiaries	119,483	119,483
Revaluation of fixed assets	232,025	172,822
Difference between fair value and cost of shares of a subsidiary	130,029	130,029
Unrealized profit	-	43,415
Retained Earnings		
Legal Reserve	31,112	31,112
Déficit	(125,365)	(163,076)
Effect of translation	-	(1,402)
Total shareholders' equity	707,556	651,726
Minority interests	236,999	227,905
Total equity	944,555	879,631
Total liabilities and shareholders' equity	1,960,281	1,887,170

SIDERURGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF RESULTS
QUARTERS ENDED DECEMBER 31 2007 AND 2006

(Thousands of US dollars)

	2007	2006 (*)
Continued Operations		
Net sales		
Exports	74,899	86,393
Domestic	120,020	104,750
	194,919	191,143
Cost of sales	(164,635)	(158,976)
Gross Profit	30,284	32,167
General, Administrative expenses	(21,330)	(15,598)
Other operating expenses, net	30,359	4,156
Operating profit	39,313	20,725
Interests and other financing costs, net	(14,753)	(16,294)
Adjustment for translation, net	729	(547)
	(14,024)	(16,841)
Profit before taxes	25,289	3,884
Taxes	(6,824)	(5,449)
Profit (loss) from continued operations	18,465	(1,565)
Discontinued operation		
Net profit for discontinued operation	-	1,010
Net Profit	18,465	(555)
Net profit (loss) attributable to:		
Sivensa shareholders'		
Continued operations	16,516	3,120
Discontinued operations	0	552
	16,516	3,672
Minority Interests in subsidiaries		
Continued operations	1,949	(4,685)
Discontinued operations	0	458
	1,949	(4,227)
	18,465	**(555)**

* Restated for comparative purposes

END